3471 River Hills Drive Cincinnati, Ohio 45244 Telephone: 513.271.3700 www.meridianbioscience.com

May 20, 2009

Mr. Jeffrey P. Riedler
Mr. Michael Rosenthall
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meridian Bioscience, Inc. Form 10-K for Year Ended 9/30/008
Filed on November 26, 2008
File No.000-14902 (“2008 Form 10-K”)

Ladies and Gentlemen:

We have received and reviewed your letter dated May 8, 2009 related to the above-referenced filings of Meridian Bioscience, Inc. (“Meridian” or the “Company”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments. This letter has been filed with the Commission as correspondence through EDGAR.

Intellectual Property, Patents and Licenses, page 8

1.
We note your response to our comment 5 which discloses the range of expiration dates related to products in the H. pylori family.  However, your original disclosure seems to indicate that your company has the rights to a number of patents related to approximately 20 products.  Please expand your disclosure in this section further to detail the number of patents related to each product group, the range of expiration dates for each product group, any jurisdictional limitations on foreign patents, and the details of any agreements made for any licensed patents.

Response:  Meridian proposes to provide the disclosure below or disclosure substantially similar to such disclosure in its 2009 Form 10-K:

“We own or license US and foreign patents for approximately 20 products manufactured by our US Diagnostics operating segment, and sold by both our US and European Diagnostics operating segments.  Sales of two patented products in our H. pylori product family represented approximately 12% of our consolidated sales for fiscal 2008.  These patents expire between 2016 and 2017.  The remaining 18 products for which we own or license patents are spread over seven

Mr. Jeffrey P. Riedler
Mr. Michael Rosenthall
May 20, 2009
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product families.  For the remaining 18 patented products within these seven product families, no individual product family accounted for greater than 2% of our consolidated sales.

In the absence of patent protection, we may be vulnerable to competitors who successfully replicate our production and manufacturing technologies and processes.  Our employees are required to execute confidentiality and non-disclosure agreements designed to protect our proprietary products.”

This example disclosure is based on the fact that the current sales levels of patented products, other than our H. pylori products, are relatively minor (individually 2% or less) in relation to our consolidated sales.  We intend to expand the discussion of sales concentrations of patented products and corresponding patent expiration dates to product families other than H. pylori if sales levels of such products increase to meaningful levels.

Schedule 14A

Compensation Discussion and Analysis

Cash Bonuses, page 16

2.
We note that your response to our comment 7 provided additional disclosure of the personal multipliers for executive bonus compensation and a discussion of some of the criteria used in determining each executive’s personal multiplier.  We specifically note that your response indicates a number of performance measures that were used to determine each Named Executive Officer’s individual achievements.  To the extent that any of these performance measures were quantified or more specifically described, they should be quantified and/or more specifically described in your disclosure.  Additionally, you should discuss the extent of achievement of each measure by each executive, so that a reader may better understand the connections between the extent of achievement of each goal, the personal multiplier and the compensation awarded.  If these performance measures were not quantified or more specifically described, please explain how you determined which goals were met.

Response: The Company did not further quantify, more specifically describe or further address the achievement of the performance measures you identify.  Rather, achievements were evaluated based on the factors identified in the Company’s Definitive Proxy Statement filed on December 9, 2008 as further described in our March 20, 2009 letter.  The Company intends to review these and similar factors on an ongoing basis in reviewing NEO performance.  In the event

Mr. Jeffrey P. Riedler
Mr. Michael Rosenthall
May 20, 2009
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and to the extent that the Company considers in compensation decisions for NEOs any other material factors or goals, including any material achievement levels, or specifically quantify any such goals or achievement levels, the Company will expand its disclosure in future filings as requested by the staff's comment.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. Meridian appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 272-5422.

Sincerely, MERIDIAN BIOSCIENCE, INC.

By:	/s/Melissa A. Lueke
Melissa A. Lueke
Vice President, Chief Financial Officer

cc:  F. Mark Reuter, Esq.